UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,539,397

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 24,539,397

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,539,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 14.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Calculated based on 168,416,324 shares of common stock of the Issuer as of the closing of the merger with Ticketmaster Entertainment, Inc. on January 25, 2010, according to information provided to the Reporting Person by the Issuer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

Item 1.  Security and Issuer

Liberty Media Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D (this “Statement”) with respect to shares of common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer” or “Live Nation”).  The principal executive offices of the Issuer are located at 9348 Civic Center Drive, Beverly Hills, CA 90210.

Item 2.  Identity and Background

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of electronic retailing, media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached to this Statement and incorporated herein by reference provides the required information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).   During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of shares of Common Stock on January 25, 2010 in connection with the merger (the “Merger”) of Ticketmaster Entertainment, Inc. (“Ticketmaster”) with and into a Delaware limited liability company and wholly owned subsidiary of the Issuer.  In the Merger, each issued and outstanding share of common stock of Ticketmaster was converted into the right to receive 1.4743728 shares of Common Stock.  The Reporting Person received 24,539,397 shares of Common Stock in exchange for the 16,643,957 shares of Ticketmaster common stock beneficially owned by the Reporting Person immediately before the effective time of the Merger.

The Reporting Person estimates that LMC Events, LLC (the “Purchaser”) will need approximately $410 million to consummate the tender offer described in Item 4 below.  The Reporting Person will provide the Purchaser with sufficient funds to satisfy those obligations from available cash held by the Reporting Person.

Item 4.  Purpose of Transaction

The information contained under Item 3 above and Item 6 below is incorporated by reference in this Item 4.

On January 26, 2010, the Reporting Person announced its intention to commence a partial cash tender offer for up to 34,500,000 shares of Common Stock at a price of $12.00 net per share, in cash, without interest and less applicable withholding taxes.  The number of shares of common stock sought in the tender offer was subsequently reduced from 34,500,000 to 34,200,000 to comply with the 35% ownership restrictions described in this Statement after the total number of outstanding shares of Common Stock was obtained from Live Nation following Liberty’s announcement that it intended to commence the tender offer.  The Reporting Person is making the tender offer to increase its equity investment in the Issuer for investment purposes and because the Reporting Person believes the Merger will create value for stockholders.  The press release announcing the Offer is attached hereto as Exhibit 7(c) and is incorporated herein by reference.  On the date hereof, the Reporting Person caused the Purchaser, a wholly owned subsidiary of the Reporting Person, to commence an offer to purchase (the “tender offer”) up to 34,200,000 shares of Common Stock for $12.00 net per share, in cash, without interest and less applicable withholding taxes.  The tender offer will expire at 5:00 p.m., New York City time, on March 2, 2010, unless the tender offer is extended.  If the Purchaser purchases all 34,200,000 shares of Common Stock it seeks to purchase in the tender offer, then, after completion of the tender offer, the Reporting Person will beneficially own 58,739,397 shares of Common Stock, which will represent approximately 34.9% of the outstanding shares of Common Stock.  The tender offer is subject to the terms and conditions set forth in the offer to purchase and in the related letter of transmittal, both of which are filed as exhibits to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission (“SEC”) on the date hereof (the “Schedule TO”).  The foregoing description of the tender offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in this paragraph.

Item 5.  Interest in Securities of the Issuer

(a) and (b)              The Reporting Person has the sole power to vote or to direct the voting of 24,539,397 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 14.6% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 168,416,324, based on information obtained from the Issuer.

(c)           Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 10, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ticketmaster governing the terms of the Merger.  In connection with the execution of the Merger Agreement, Liberty entered into a Voting Agreement (the “Voting Agreement”) with the Issuer and a Stockholder Agreement (the “Stockholder Agreement”) with the Issuer and Ticketmaster.  The Merger was completed on January 25, 2010, and, in connection therewith, as required by the Stockholder Agreement, the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer.  The Voting Agreement terminated by its terms after the Ticketmaster stockholders approved the Merger at the Ticketmaster annual stockholders meeting held on January 8, 2010.

The following is a summary of the material terms of the Stockholder Agreement and the Registration Rights Agreement.  The following descriptions do not purport to cover all of the provisions of the Stockholder Agreement or the Registration Rights Agreement and are qualified in their entirety by reference to the full text of the agreements, which have been filed as Exhibits 7(a) and 7(b) hereto, respectively, and are incorporated herein by reference.

Stockholder Agreement

Representation of Liberty on the Live Nation Board of Directors after the Merger.  The Stockholder Agreement provides that, effective upon the closing of the Merger until such time as Liberty no longer beneficially owns shares of Common Stock representing at least 50% of the number of shares of Common Stock beneficially owned by Liberty immediately after the Merger (or, if sooner, following the second anniversary of the Merger, the date Liberty’s beneficial ownership of Common Stock falls below 5% of the total voting power of Live Nation’s equity securities), Liberty has the right to nominate up to two directors to serve on the board of directors of Live Nation.  Pursuant to the Stockholder Agreement, Live Nation (i) effective as of the closing of the Merger, caused (a) John C. Malone, the Chairman of the board of directors of Liberty, and Mark Carleton, a Senior Vice President of Liberty, the two Liberty designees, to be appointed to the board of directors of Live Nation, and (b) the entire board of directors of Live Nation to be comprised of fourteen (14) directors, (ii) will cause each person that Liberty nominates following the Merger to be included in the slate of nominees recommended by the board of directors of Live Nation to the stockholders of Live Nation for election as directors at each annual meeting of stockholders at which such director’s term expires, and (iii) will use commercially reasonable efforts to cause the election of each such Liberty designee, including soliciting proxies in favor of the election of such designees.  Liberty has the right to designate a replacement director to the board of directors of Live Nation in order to fill any vacancy of a director previously designated by Liberty.

One of Liberty’s nominees serving on the board of directors of Live Nation must qualify as “independent” under applicable stock exchange rules.  In addition, pursuant to the Stockholder Agreement, Liberty may require that one of its designees be appointed to serve on the Audit Committee of the Live Nation board of directors and one of its designees be appointed to serve on the Compensation Committee of the Live Nation board of directors, so long as, in each case, such designee meets the independence requirements of the applicable stock exchange to be appointed to such committee.  In connection with the completion of the Merger on January 25, 2010, Mr. Carleton was appointed to serve on the Compensation Committee of the Live Nation board of directors and Liberty did not designate a director for the Audit Committee of the Live Nation board of directors.  In addition, pursuant to the Stockholder Agreement, the Nominating and/or Governance Committee of the Live Nation board of directors may include only “qualified directors,” who are directors other than any who (i) were nominated by Liberty, (ii) are officers or employees of Live Nation or (iii) were not nominated by the Nominating and/or Governance Committee of the Live Nation board of directors in their initial election to the Live Nation board of directors and for whose election Liberty voted shares.

Share Acquisition Restrictions and Governance Matters.  Pursuant to the Stockholder Agreement, Liberty has agreed to not acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of Live Nation) beneficial ownership of any equity securities of Live Nation unless after giving effect to such acquisition, Liberty’s voting power of Live Nation would not exceed the Applicable Percentage.  The “Applicable Percentage” initially is 35% and will be reduced for specified transfers of equity securities of Live Nation by Liberty.  In the event that Liberty’s beneficial ownership exceeds the Applicable Percentage, Liberty is not permitted under the Stockholder Agreement to vote any of the equity securities of Live Nation beneficially owned by Liberty in excess of the Applicable Percentage on any matter submitted to a vote of Live Nation stockholders.

Pursuant to the Stockholder Agreement, Live Nation has approved Liberty, its affiliates and certain transferees of all of Liberty’s interest in Live Nation as an “interested stockholder” under Section 203 of the Delaware General Corporation Law, thereby exempting such persons’ acquisition of Live Nation equity securities from the restrictions on “business combinations” set forth in Section 203 of the Delaware General Corporation Law.  In addition, Live Nation amended its stockholder rights plan to permit Liberty and its affiliates to acquire voting equity securities of the Company up to the Applicable Percentage without triggering the distribution of rights under such plan and agreed (i) upon notice of certain permitted transfers of Live Nation equity securities described below, to amend the Live Nation stockholder rights plan to permit such permitted transferee to acquire Live Nation equity securities up to the Applicable Percentage in effect with respect to such transferee and (ii) not to take certain actions that would materially adversely affect Liberty’s ability to acquire Live Nation equity securities up to the Applicable Percentage.

Transfer of Rights Under the Liberty Stockholder Agreement; Adjustment of Liberty’s Applicable Percentage.  Under certain circumstances, if a transferee of Liberty’s Live Nation equity securities agrees to be bound by the Stockholder Agreement, certain rights and obligations under the Stockholder Agreement may be transferred by Liberty to such transferee.

If Liberty transfers Live Nation equity securities to one of Liberty’s affiliates and such entity thereafter ceases to be a Liberty affiliate as a result of a spin-off transaction, all of the rights and obligations of Liberty under the Stockholder Agreement will apply to such entity, including the rights to board representation described above.

In that event, the Applicable Percentage then in effect will apply to the spun-off Liberty affiliate and thereafter the applicable percentage attributable to Liberty Media will be 5%.  If, however, Liberty transfers Live Nation equity securities to one of Liberty’s affiliates and no spin-off transaction occurs, then Liberty Media will retain all of the rights to board representation provided by the Liberty Stockholder Agreement.

If Liberty transfers all of its Live Nation equity securities to a third party who, after such transfer, does not own Live Nation equity securities in excess of the Applicable Percentage, then all of the rights and obligations of Liberty under the Stockholder Agreement (other than the rights to board representation described above) will apply to such transferee.  In that event, the Applicable Percentage prior to such transfer will apply to such third-party transferee and thereafter the applicable percentage attributable to Liberty will be 0%.  The rights and obligations of Liberty under the Stockholder Agreement may only be transferred to a third party twice, which transfers are in addition to the transfer of Live Nation equity securities in connection with the spin-off of a Liberty affiliate as described above.

Live Nation Registration Rights Agreement

Pursuant to the registration rights agreement, Liberty and its permitted transferees (the “Holders”) are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock received by Liberty in the Merger and other Shares acquired by Liberty consistent with the Stockholder Agreement (collectively, the “Registrable Shares”).  The Holders will be permitted to exercise their registration rights in connection with, among other things, certain hedging transactions that they may enter into in respect of the Registrable Shares.  Live Nation will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Issuer, against certain liabilities in connection with misstatements or omissions in any registration statement.

Item 7.  Material to be Filed as Exhibits

7(a)                            Stockholder Agreement, dated as of February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit  10.2 to Issuer’s Current Report on Form 8-K (SEC File No. 001-32601) dated February 13, 2009 and incorporated herein by reference).

7(b)                           Registration Rights Agreement, dated as of January 25, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K (SEC File No. 001-32601) dated January 29, 2010 and incorporated herein by reference).

7(c)                            Press Release issued by Liberty Media Corporation on January 26, 2010 (incorporated by reference to Exhibit 99.1 to Liberty Media Corporation’s Current Report on Form 8-K filed on January 27, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2010	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholder Agreement, dated as of February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit  10.2 to Issuer’s Current Report on Form 8-K (SEC File No. 001-32601) dated February 13, 2009 and incorporated herein by reference).

7(b)

Registration Rights Agreement, dated as of January 25, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K (SEC File No. 001-32601) dated January 29, 2010 and incorporated herein by reference).

7(c)	Press Release issued by Liberty Media Corporation on January 26, 2010 (incorporated by reference to Exhibit 99.1 to Liberty Media Corporation’s Current Report on Form 8-K filed on January 27, 2010).